Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 28, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 27, 2006, a copy of which is attached as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 27, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
June 28, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated
in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)

ANNOUNCEMENT

The Company subscribed for shares in CITIC Securities Limited (“CITIC Securities”).

The board of directors of the Company (the “Board”) announces that the Company has subscribed for 350,000,000 non-public offered ‘A’ shares of RMB1.00 each (the “Subscribed Shares”) in CITIC Securities (Shanghai Stock Exchange Code No. 600030). The Subscribed Shares have been allotted and registered with China Stock Exchange Clearing Limited-Shanghai Branch on 27 June 2006. The offer price of the Subscribed Shares has been fixed at RMB9.29 per share. The total consideration for the Subscribed Shares is RMB3.2515 billion. Following the completion of the subscription, the Company owns 11.89% of the enlarged share capital of CITIC Securities and becomes the second largest shareholder of CITIC Securities. The Subscribed Shares will be subject to a 12-months lock up period effective from the date of registration of the Subscribed Shares with China Stock Exchange Clearing Limited (i.e. 27 June 2006). The subscription has been approved by the relevant regulatory bodies and complies with the relevant PRC laws, rules and regulations applicable to the use of insurance fund.

On the same date, the Company signed a Strategic Cooperative Memorandum with CITIC Securities to strengthen the business cooperation in their respective fields. The Strategic Cooperative Memorandum outlines the plan for business cooperation and is not legally binding.

CITIC Securities, a subsidiary of CITIC Group and the shares of which are listed in the Shanghai Stock Exchange, is principally engaged in securities underwriting, sponsoring, trading of securities, assets management and securities innovative business. CITIC Securities is among the first batch of securities companies being granted the license for corporate annuity fund management. CITIC Securities is also the first securities company that has obtained the license to underwrite short-term financing bill.

Save as disclosed by the Company above, the Board is not aware of any matter disclosable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board comprises of:

Executive directors:	Yang Chao, Wu Yan, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang
Hong Kong, 27 June 2006